Mail Stop 6010

May 8, 2007

John V. Talley
Chief Executive Officer
Epicept Corporation
777 Old Saw Mill River Road
Tarrytown, N.Y. 10591

Re: **Epicept Corporation**
     Amendment No. 1 to Form S-1 Registration Statement
     Filed April 30, 2007
     File No. 333-140464

Dear Mr. Tarry:

   We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. After our comments have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

1.   In our previous comment letter we requested that you revise your registration statement to include executive compensation information, including for the period ended December 31, 2006. We also indicated that the disclosure you included in response to the comment should comply with the new executive compensation disclosure requirements. This amended registration statement still does not contain the disclosure we requested.

Although a letter of response was not provided, it appears that you are now attempting to incorporate this, and other, information by reference. Please note that General Instruction VII to the Form S-1 specifies that you may incorporate previously filed documents by reference only when the registrant "immediately prior to the time of filing a registration statement on this Form" has filed an annual report for its most recently completed fiscal year. On February 6, 2007, the date you filed this registration statement, you had not yet filed your annual report. Consequently, you may not incorporate by reference into this registration statement any of the information specified in Instruction VII. Please revise the registration statement to include all of the information specified in the Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mary K. Fraser at (202) 551-3609 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Alexander D. Lynch, Esq.
    Weil, Gotshal & Manges LLP
    767 Fifth Avenue
    New York, New York 10153